November 17, 2011
VIA EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-176974) of Oasis Petroleum Inc. and its subsidiary guarantors (the “Registrants”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, November 21, 2011, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.
     The Registrants acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions that you have with respect to the foregoing to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

OASIS PETROLEUM INC.

By:	/s/ Nickolas J. Lorentzatos Nickolas J. Lorentzatos
Senior Vice President, General Counsel and Corporate Secretary
Enclosures

cc:	Caroline Kim, Securities and Exchange Commission Laura Nicholson, Securities and Exchange Commission David P. Oelman, Vinson & Elkins L.L.P. Matthew R. Pacey, Vinson & Elkins L.L.P.